FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02 JUN -5 AM 11:45

82-34640

Securities and Exchange Commission
Office of International Corporate Finan
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

21 May 2002

02034658

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 16th May 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed recent press releases made Friends Provident plc.

3rd May 2002	Holding in Company
3rd May 2002	Holding in Company
13th May 2002	Director Shareholding

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

In order for us to fulfill our requirement to provide information to the Securities and Exchange Commission could you please provide us with a suitable contact e-mail address.

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

Mrs. Diana Monger
Assistant Group Secretary

dlw 6/12

Enc.

LSE / SecExch: SecExch 210502

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Holding(s) in Company
Released	16:18 3 May 2002
Number	5135V

Friends Provident PLC

3 May 2002

Holding in Company

Friends Provident plc announces that it was notified on 2 May 2002 that, as a result of a sale of 100,000 ordinary shares of 10 pence each on 01 May 2002, Legal and General has a material interest in 51,277,724 shares representing 2.99% of the issued share capital of the Company.

These shares are not subject to a concert party and are registered as follows:

HSBC Global Custody Nominee (UK) Ltd A/c 886603 2,651,800

HSBC Global Custody Nominee (UK) Ltd A/c 775245 8,919,067

HSBC Global Custody Nominee (UK) Ltd A/c 754612 114,000

HSBC Global Custody Nominee (UK) Ltd A/c 766793 20,000

HSBC Global Custody Nominee (UK) Ltd A/c 360509 1,508,545

HSBC Global Custody Nominee (UK) Ltd A/c 357206 36,784,312

HSBC Global Custody Nominee (UK) Ltd A/c 866203 1,280,000

51,277,724 2.99%

ENDS

END

Company	Friends Provident PLC
TIDM	FP.
Headline	Holding(s) in Company
Released	15:50 3 May 2002
Number	5088V

Friends Provident PLC

3 May 2002

Holding in Company

Friends Provident plc announces that it was notified on 2 May 2002 that, as a result of a purchase of 178,000 ordinary shares of 10 pence each on 30 April 2002, Legal and General has a material interest in 51,377,724 shares representing 3.00% of the issued share capital of the Company. These shares are not subject to a concert party and are registered as follows:

HSBC Global Custody Nominee (UK) Ltd A/c 886603 2,651,800

HSBC Global Custody Nominee (UK) Ltd A/c 775245 8,919,067

HSBC Global Custody Nominee (UK) Ltd A/c 754612 114,000

HSBC Global Custody Nominee (UK) Ltd A/c 766793 20,000

HSBC Global Custody Nominee (UK) Ltd A/c 360509 1,508,545

HSBC Global Custody Nominee (UK) Ltd A/c 357206 36,884,312

HSBC Global Custody Nominee (UK) Ltd A/c 866203 1,280,000

51,377,724 3.00%

ENDS

END

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Repla
Friends Provident PLC	Director Shareholding		11:54 13 May 02	

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

riends Provident plc

2) Name of director

Roger Fairbrook Harper Morton

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children unde the age of 18 or in respect of a non-beneficial interest

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

RBSTB Nominees Limited a/c CHARTY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

'es. The Joseph Rowntree Charitable Trust

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale by one of the Trust's discretionary investment managers

7) Number of shares/amount of stock acquired

Not applicable

8) Percentage of issued class

Not applicable

9) Number of shares/amount of stock disposed

186,856

10) Percentage of issued class

0.01%

11) Class of security

£1.82

13) Date of transaction

3rd May 2002

14) Date company informed

13th May 2002

15) Total holding following this notification

Nil (in this nominee name)
135,000 in BNY (OCS) Nominees Limited a/c CHJRCT

16) Total percentage holding of issued class following this notification

Nil

If a director has been granted options by the company please complete the following boxes

17) Date of grant

Not applicable

18) Period during which or date on which exercisable

Not applicable

19) Total amount paid (if any) for grant of the option

Not applicable

20) Description of shares or debentures involved: class, number

Not applicable

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22) Total number of shares or debentures over which options held following this notification

Not applicable

23) Any additional information

Not applicable

24) Name of contact and telephone number for queries

Not applicable

25) Name and signature of authorised company official responsible for making this notification

Diana Monger

Date of Notification.........13th May 2002........................

END